Exhibit (a)(5)(F)

EFiled: Nov 19 2012 04:52PM EST Transaction ID 47821557 Case No. 8040-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EDITH STROM, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
) Civil Action No.
v.	)
)
TITANIUM METALS CORPORATION,	)
KEITH R. COOGAN, BOBBY D. O’BRIEN,	)
GLENN R. SIMMONS, HAROLD C.	)
SIMMONS, GEN. THOMAS P. STAFFORD,	)
STEVEN L. WATSON, TERRY N.	)
WORRELL, PAUL J. ZUCCONI,	)
PRECISION CASTPARTS CORP., and ELIT	)
ACQUISITION SUB CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Titanium Metals Corporation (“Titanium” or the “Company”) against Titanium and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on November 9, 2012 (the “Proposed Transaction”), pursuant to which Titanium will be acquired by Precision Castparts Corp. (“Precision Castparts”) and its wholly-owned subsidiary, ELIT Acquisition Sub Corp. (“Merger Sub”) (collectively,

“Precision”). On November 9, 2012, the Board caused Titanium to enter into a definitive agreement and plan of merger (the “Merger Agreement”) to be acquired by Precision by means of an all-cash tender offer for $16.50 per share in cash, or approximately $2.9 billion (the “Tender Offer”) and second-step merger after which Merger Sub will be merged with and into the Company. Upon consummation of the Proposed Transaction, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Precision Castparts. The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or be cashed out in the anticipated follow-on acquisition. The Tender Offer is expected to be commenced by November 20, 2012.

2. The Proposed Transaction is the product of a flawed process that resulted in the Board’s failure to maximize shareholder value and deprives Titanium’s public shareholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Titanium and Precision aided and abetted the Individual Defendants’ breaches of fiduciary duties.

3. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

4. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Titanium common stock.

5. Defendant Titanium is a Delaware corporation and maintains its principal executive offices at 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The Company produces and sells titanium melted and mill products. It provides titanium sponge, which is the basic form of titanium metal used in titanium products; melted products, such as ingots, electrodes, and slabs that are the result of melting titanium sponge and titanium scrap; mill products, which are forged and rolled from ingot or slab, including billets, bars, plates, sheets, strips, and pipes; and fabrications, such as spools, pipe fittings, manifolds, and vessels, as well as offers titanium scrap and titanium tetrachloride. The Company serves commercial aerospace and military sectors, and desalination, chemical, oil and gas, consumer, sporting goods, healthcare, automotive, and power generation industries. Titanium’s common stock is traded on the New York Stock Exchange under the ticker “TIE.”

6. Defendant Harold C. Simmons (“H. Simmons”) has served as a Titanium director since 2004 and as Chairman of the Board since 2005. H. Simmons served as the Company’s Chief Executive Officer (“CEO”) from 2005 to 2006 and as Vice Chairman of the Board from 2004 to 2005. H. Simmons is Chairman of the board of: (i) Valhi Inc. (“Valhi”), a diversified holding company engaged in the manufacture of titanium dioxide pigments through its majority interest in Kronos Worldwide, Inc. (“Kronos”), and the manufacture of ergonomic computer support systems, precision ball bearing slides, and security products through its majority interest in CompX International Inc. (“CompX”); (ii) Contran Corporation (“Contran”), a diversified holding company; and (iii) NL Industries, Inc. (“NL”). H. Simmons is also CEO of NL and Chairman of the board and CEO of Kronos. He has been an executive officer and/or director of various companies related to Valhi and Contran since 1961.

7. Defendant Glenn R. Simmons (“G. Simmons”) has served as a Titanium director since 1999. G. Simmons is H. Simmons’s brother. G. Simmons is Chairman of the board of Keystone and CompX. Since 1987, G. Simmons has been Vice Chairman of the board of Valhi and Contran. G. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1969. He is also a director of NL and Kronos.

8. Defendant Keith R. Coogan (“Coogan”) has served as a Titanium director since 2006. According to the Company’s website, Coogan is Chair of the Company’s Management Development and Compensation Committee and the Audit Committee. He also serves as a director of Kronos and as a member of its audit committee and management development and compensation committee. Coogan was a director of CompX from 2002 to 2006 and Keystone from 2003 to 2005.

9. Defendant Bobby D. O’Brien (“O’Brien”) has served as Titanium’s President since 2007 and as CEO since 2009. O’Brien served as the Company’s Executive Vice President and Chief Financial Officer from 2006 to 2007 and as Vice President prior to 2006.

10. Defendant Lt. General Thomas P. Stafford (“Stafford”) has served as a Titanium director since 2006 and previously served as a director from 1996 to 2003. According to the Company’s website, Stafford is a member of the Company’s Audit Committee, Management Development and Compensation Committee, and the Nominations Committee. Stafford currently serves on the board of NL and is Chairman of NL’s audit and management development and compensation committees.

11. Defendant Steven L. Watson (“Watson”) has served as a Titanium director since 2000 and as Vice Chairman of the Board since 2005. Watson served as the Company’s CEO from 2006 to 2009 and as President in 2006. Since prior to 2006, Watson has been President and a director of Contran and President, CEO, and a director of Valhi. He has also served as CEO of Kronos since February 2009 and as its Vice Chairman of the board since prior to 2006. Watson has served as a director of CompX, Keystone, and NL since prior to 2006. Watson has served as an executive officer or director of various companies related to Contran and Valhi since 1980.

12. Defendant Terry N. Worrell (“Worrell”) has served as a Titanium director since 2007 and previously served as a director in 2003. According to the Company’s website, Worrell is a member of the Company’s Audit Committee. Worrell currently serves as a director of NL, and is a member of NL’s audit committee.

13. Defendant Paul J. Zucconi (“Zucconi”) has served as a Titanium director since 2002. According to the Company’s website, Zucconi is a member of the Company’s Audit Committee.

14. Defendant Precision Castparts is an Oregon corporation and maintains its principal executive offices at 4650 SW Macadam Avenue, Suite 400, Portland, Oregon 97239. The company manufactures and sells metal components and products worldwide.

15. Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of Precision Castparts created for the sole purpose of effecting the Proposed Transaction.

16. The defendants identified in paragraphs 6 through 13 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and officers of Titanium, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Titanium.

17. Each of the Individual Defendants at all relevant times had the power to control and direct Titanium to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Titanium shareholders.

18. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class, as defined herein. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

19. The Company’s public shareholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action on her own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of herself and the public shareholders of Titanium (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of November 2, 2012, there were 175,061,774 shares of Titanium common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class and/or aided and abetted breaches of fiduciary duties; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background

27. According to its website, Titanium is the world’s largest integrated manufacturer and distributor of titanium metal products. Titanium’s activities span all phases of titanium manufacturing and sales, from converting rutile ore into sponge, to production of ingot and slab and mill products.

28. On February 29, 2012, Titanium issued a press release wherein it announced its fourth quarter and full year 2011 financial results. The Company’s net income attributable to common stockholders was $28.6 million, or $0.16 per diluted share, for the quarter ended December 31, 2011, compared to $23.3 million, or $0.13 per diluted share, for the quarter ended December 31, 2010. Net income attributable to common stockholders for the year ended December 31, 2011 was $114.0 million, or $0.64 per diluted share, compared to $80.6 million, or $0.45 per diluted share for the year ended December 31, 2010. The Company’s net sales were $258.7 million for the fourth quarter of 2011 compared to $217.3 million for the fourth quarter of 2010, and full year net sales were $1,045.2 million in 2011 compared to $857.2 million in 2010. The Company’s shipment volumes increased for mill products for the fourth quarter and full year 2011, reflecting improved demand within the commercial aerospace sector as manufacturing activity and inventory levels within the supply chain continued to increase and improved demand for certain industrial products.

29. Operating income for the fourth quarter of 2011 was $44.5 million, compared to $33.9 million during the same period in 2010, and operating income for 2011 was $174.6 million, compared to $120.8 million during 2010. Individual Defendant O’Brien, the Company’s President and CEO, stated:

Demand for our products has been strong throughout the year, with record shipments of both melted and mill products. Our commercial aerospace customers have significantly increased their purchasing activity throughout the year due to increasing build rates for legacy and next generation models and replenishment and growth of inventory to support the estimated timelines for fleet replacement and aircraft production. Order activity has continued to increase into 2012, with backlog at the end of 2011 approximately 33% higher than end of 2010.

During the year, we continued expanding and extending our long term supply agreements with many of our customers including Boeing, Rolls Royce, Pratt & Whitney, GE Aircraft Engines, Sikorsky and others, in most cases extending these agreements through 2017 or 2020. These agreements continue to secure a significant share of the titanium requirements for the aerospace market and provide us with major positions on key growth platforms such as the Boeing 787, Airbus A380 and A350 XWB, Boeing 737 MAX and Airbus A320 NEO and JSF. Many of these agreements also include joint technology research cooperation agreements, making TIMET a preferred partner in the development of new titanium technology applications for these customers’ current and future programs.

We also continue to enhance our production capacities and capabilities and extend our product technology. In the fourth quarter of 2011, we acquired certain assets, intellectual property and know-how that will provide the capability to manufacture high quality titanium and other specialty alloy PREP® powder. Construction is underway to upgrade and install the equipment, and we expect the powder facility to be operational by the second half of 2012. With the acquired assets and our existing technical resources and industry expertise, TIMET will develop a unique capability to consistently produce high quality titanium powder that our customers require to efficiently achieve near-net-shape manufacturing of complex parts. We have also commissioned the addition of a plasma cold hearth melt furnace at our facility in Morgantown, Pennsylvania, currently expected to be completed in 2013. The plasma melting technology will enhance our capabilities to meet the growing demand for complex, high-temperature alloys utilized more extensively in new generation aircraft engines and will complement our extensive electron beam and vacuum arc remelt capabilities.

Strong commercial aircraft order backlog, together with continued development and production of next generation aircraft and the re-introduction of legacy aircraft with new fuel efficient engines, signal that the industry has entered the sustained growth period that industry experts have forecasted. The most recent industry forecast indicates record aircraft deliveries in each of the next three years and a record number of total aircraft expected to be produced over the next 10 years. We believe that the financial strength and operating flexibility we have established over the past several years position us to take advantage of these opportunities.

30. On May 8, 2012, the Company announced its first quarter 2012 financial results. Among other things, the Company reported net sales of $276.7 million compared to $252.0 million for the first quarter of 2011. Individual Defendant O’Brien commented on the Company’s financial results as follows:

The continued development and production of next generation aircraft, combined with the resurgence in orders for recently reintroduced legacy models with new engines engineered for improved fuel efficiency and a strong OEM order backlog, are indicators that our industry has entered the sustained growth period forecasted by industry experts. Aircraft deliveries over a longer time horizon are also expected to remain strong as fuel efficiency and expansion of the global fleet in developing areas, such as Asia, the Middle East and South America, support future demand. Based on current industry dynamics, we expect continued strong commercial aerospace mill product deliveries for the remainder of the year and foreseeable future.

We have been successful over the past several years in establishing significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes and together with the benefit of our customer long-term agreements, believe these core strengths will serve us well in the current environment of strong demand.

31. On August 8, 2012, the Company issued a press release wherein it announced its second quarter 2012 financial results. Among other things, Titanium reported net sales of $281.7 million for the second quarter of 2012 compared to $272.0 million for the second quarter of 2011. Individual Defendant O’Brien commented:

We remain confident in a sustained growth pattern over the next several years in the commercial aerospace sector as the projected timelines for global fleet replacement and expansion are expected to generate significant titanium demand for our business in the years to come. Temporary fluctuations in inventory levels in the aerospace supply chain and the project-oriented demand from the industrial sector may periodically impact our near-term demand, but we believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future. To position ourselves for the expected demand growth under these platforms as the global fleet expands in developing areas, such as Asia, the Middle East and South America, we have initiated several capital projects to increase melt capacity and improve efficiency at certain facilities in the U.S. and abroad with completion expected within the next two years.

Our significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes, together with the benefit of our customer long-term agreements, will allow us to efficiently manage our cost structure and production levels to maximize returns in the current environment of strong demand.

The Proposed Transaction

32. On November 9, 2012, Titanium issued a press release wherein it announced the Proposed Transaction. Pursuant to the Merger Agreement, Precision will acquire all of the common stock of Titanium for $16.50 per share in cash. Precision will commence the Tender Offer by November 20, 2012 to acquire 100 percent of the outstanding common stock of Titanium. Precision will acquire any Titanium shares that are not purchased in the Tender Offer in a second-step merger, at the same price per share paid in the Tender Offer.

33. According to the press release announcing the Proposed Transaction, the Merger Agreement has been approved by the Board, and the Tender Offer is expected to be completed in December 2012.

34. Upon consummation of the Proposed Transaction, Merger Sub will merge with and into the Company, and the Company will become a wholly-owned subsidiary of Precision Castparts.

35. On November 14, 2012, Titanium filed a Form 8-K/A with the United States Securities and Exchange Commission, attaching as Exhibit 2.1 the Merger Agreement. To the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor Precision and are calculated to unreasonably dissuade potential suitors from making competing offers.

36. For example, although Section 6.2(a) allows the Company to solicit parties for forty-five days following the signing of the Merger Agreement, upon expiration of the “go-shop” period, a strict “no solicitation” provision takes effect. Pursuant to Section 6.2(b) of the Merger Agreement, the Company must “immediately cease” negotiations and discussions with other parties. Section 6.2(b) prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.2(b) of the Merger Agreement states:

(b) Except as permitted by this Section 6.2 and except as may relate to any Excluded Party, the Company shall, and shall cause each of its

Subsidiaries and each of its and their respective Representatives to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal, and require such Persons and any other Persons who have made or have indicated an intention to make a Takeover Proposal to promptly return or destroy any confidential information previously furnished by the Company, any of its Subsidiaries or any of their respective Representatives; and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not (A) solicit, initiate, seek or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (B) enter into, engage in, continue or otherwise participate in any discussions or negotiations relating to a Takeover Proposal, (C) furnish to any Person other than Parent or the Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Takeover Proposal, (D) approve, endorse, recommend, execute or enter into any agreement, letter of intent or Contract with respect to a Takeover Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Takeover Proposal or enter into any agreement, arrangement, or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, (E) submit any Takeover Proposal or any matter related thereto to the vote of the stockholders of the Company or (F) propose, resolve or agree to do any of the foregoing. Any breach of this Section 6.2 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Agreement by the Company.

37. Further, pursuant to Section 6.2(d) of the Merger Agreement, the Company must provide “a reasonably detailed written description” to Precision Castparts, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the identity of such other party. Thereafter, the Company must keep Precision Castparts “informed in writing on a reasonably current basis . . . of any material changes to the terms thereof.” Section 6.2(d) of the Merger Agreement states:

(d) From and after the date hereof, the Special Committee and the Company shall promptly (and in any event within twenty-four (24) hours of learning of or receiving the relevant information) provide Parent with:

(i) a reasonably detailed written description of any inquiry, expression of interest, proposal or offer relating to an Takeover Proposal (including any modification thereto), or any request for information that could reasonably be expected to lead to a Takeover Proposal, that is received by the Company or any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries from any Person (other than Parent or the Purchaser) including in such description the identity of the Person from which such inquiry, expression of interest, proposal, offer or request for information was received (the “Other Interested Party”); and (ii) a complete, unredacted copy of each proposed or final written agreement or written document (including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication transmitted on behalf of the Other Interested Party or any of its Representatives to the Company or any of its Subsidiaries or any of their Representatives or transmitted on behalf of the Company or any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries to the Other Interested Party or any of its Representatives. Thereafter, the Company shall keep Parent informed in writing on a reasonably current basis (no later than twenty-four (24) hours after the occurrence) of any material changes to the terms thereof.

38. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Precision Castparts a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.2(g) of the Merger Agreement provides:

(g) Notwithstanding anything to the contrary in this Section 6.2, prior to the Offer Closing, if the Company receives a Takeover Proposal that the Special Committee reasonably determines in good faith, after consultation with outside legal counsel and a financial advisor, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been delivered to the Company by Parent in writing during the Notice Period provided pursuant to this Section 6.2(g), that are binding and have been committed to by Parent in writing, and if such written Takeover Proposal did not result from the Company’s or any of its Subsidiaries’ or any of its or their respective Representatives’ breach of this Section 6.2, the Special Committee may advise the Company Board to, and the Company Board may at any time prior to the Offer Closing, if the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to breach the fiduciary duties owed by the Special Committee or the Company Board to the stockholders of the Company under Delaware Law, effect a Company Adverse Recommendation Change, with respect to such Superior Proposal and enter into a Company Acquisition Agreement with respect to such Superior Proposal if the Company shall have concurrently with entering into such Company Acquisition Agreement terminated this Agreement pursuant to Section 8.1(d)(ii); provided, however, the Company may not take any of the actions pursuant to the foregoing provision unless:

(i) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Company Adverse Recommendation Change), which notice shall specify in reasonable detail the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a complete unredacted copy of the relevant proposed or final transaction agreements and documents with the party making such Superior Proposal, including the definitive agreement with respect to such Superior Proposal;

(ii) prior to effecting such Company Adverse Recommendation Change, the Company shall, and shall cause the Company’s Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal; and Parent shall not have, within the aforementioned five (5) Business Day period, made a written, binding and irrevocable (through the expiration of such period) offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered to the Company and executed on behalf of Parent and the Purchaser, that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would cause such Takeover Proposal to cease to constitute a Superior Proposal. In the event of any revisions to the financial terms of or other material terms of the Superior Proposal (including successive revisions), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(g) with respect to such new written notice and to provide a new Notice Period pursuant to this Section 6.2(g) (but in lieu of five (5) Business Days the applicable Notice Period therefor shall be three (3) Business Days); and

(iii) At the conclusion of any Notice Period provided herein and prior to effecting any Company Adverse Recommendation Change, the Special Committee shall reasonably determine in good faith after consultation with outside legal counsel and a financial advisor that such Takeover Proposal constitutes a Superior Proposal, and shall, concurrently therewith, provide Purchaser and Parent with written notice of that determination.

39. Further locking up control of the Company in favor of Precision is Section 8.3 of the Merger Agreement, which requires the Company to pay Precision a termination fee of $45.5 million during the go-shop period and $101 million thereafter if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Moreover, in certain circumstances, the Company may be required to pay Precision out-of-pocket costs and expenses in an amount of up to $5 million.

40. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

41. Additionally, the Company’s principal shareholders, Contran and certain of its affiliates, which are controlled by Individual Defendant H. Simmons1 and collectively hold approximately forty-five percent of the outstanding shares of Titanium common stock, have entered into a support agreement (the “Support Agreement”), committing to tender their shares in the Tender Offer. Accordingly, forty-five percent of the Company’s shares are already locked up in favor of the Proposed Transaction.

42. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of Titanium is materially in excess of the amount offered in the Proposed Transaction.

43. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

44. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Titanium common stock in the Proposed Transaction.

[1]	According to the Company’s Form 10-Q filed on November 9, 2012:

At September 30, 2012, Contran Corporation and its subsidiaries held 29.5% of our outstanding common stock. Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons. At September 30, 2012, Mr. Simmons and his spouse owned an aggregate of 15.7% of our common stock, and the Combined Master Retirement Trust (“CMRT”), a trust sponsored by Contran to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Contran and certain related companies, held an additional 8.8% of our common stock. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Consequently, Mr. Simmons may be deemed to control each of Contran and us.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

45. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

46. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Titanium’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Titanium’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Titanium’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Titanium; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

47. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

48. As alleged herein, defendants have initiated a process to sell Titanium that undervalues the Company. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Titanium at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Titanium’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

49. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

50. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Titanium and Precision)

51. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

52. Defendants Titanium and Precision knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Titanium provided, and Precision obtained, sensitive non-public information concerning Titanium’s operations and thus has unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

53. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Titanium shares.

54. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: November 19, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
302-295-5310

Attorneys for Plaintiff

OF COUNSEL:

RYAN & MANISKAS, LLP

Richard A. Maniskas

Katharine M. Ryan

995 Old Eagle School Road, Suite 311

Wayne, PA 19087

(484) 588-5516

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